Transaction Details

Transaction Hash:	0xff4011615bc3feb306d336430bbb3d021286c28dcac23af1debe519d0c49aa48
Status:	Success
Block:	14862184 17462 Block Confirmations
Timestamp:	2 days 20 hrs ago (May-28-2022 07:48:26 PM +UTC) | Confirmed within 1 min

Transaction Action:

- Sale: 1 NFT On OpenSea
  - Transfer of Nouns (NOUN) From 0x6283654409ba82e494... To 0xa4af07a82c8924c5fd2...
    - 1 of Token ID [160]

From:	0xa4af07a82c8924c5fd2c05d00613bee46feb30c1
Interacted With (To):	Contract 0x7f268357a8c2552623316e2562d90e642bb538e5 (OpenSea: Wyvern Exchange v2) └ TRANSFER 2.436 Ether From OpenSea: Wyvern Exch... To → OpenSea: W... └ TRANSFER 95.004 Ether From OpenSea: Wyvern Exch... To → 0x6283654409ba82e49464919c...
Tokens Transferred:	From 0x6283654409ba8... To 0xa4af07a82c892... For ERC-721 Token ID [160] Nouns (NOUN)
Value:	97.44 Ether ($174,494.58)
Transaction Fee:	0.008841368904504995 Ether ($15.83)
Gas Price:	0.000000028238974945 Ether (28.238974945 Gwei)
Ether Price:	$1,790.79 / ETH

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